FORM 4 ☐ Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b). (Print or Type Responses)	UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

STATEMENT OF
CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of 1935 or
Section 30(h) of the Investment Company Act of 1940	OMB APPROVAL OMB Number: 3235-0287 Expires: January 31, 2005 Estimated average burden hours per response .... 0.5

1.	Name and Address of Reporting Person*			2.	Issuer Name and Ticker or Trading Symbol			6.	Relationship of Reporting Person(s) to Issuer (Check all applicable)
	Buttery	Danny	L.		Texas Regional Bancshares, Inc. TRBS				Director	10% Owner

	(Last)	(First)	(Middle)	3.	I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4.	Statement for Month/Day/Year		X Officer (give title below)	Other (specify below)
	P.O. Box 191				###-##-####		February 24, 2003		Branch President

(Street)						5.	If Amendment, Date of Original (Month/Day/Year)	7.	Individual or Joint/Group Filing (Check Applicable Line) X Form filed by One Reporting Person Form filed by More than One
	Harlingen	TX	78551-0191						Reporting Person

	(City)	(State)	(Zip)
Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1.	Title of Security (Instr. 3)	2.	Transaction Date	2A.	Deemed Execution Date, if any	3.	Transaction Code (Instr. 8)		4.	Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5.	Amount of Securities Beneficially Owned Following Reported Transaction(s) (Instr. 3 and 4)	6.	Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7.	Nature of Indirect Beneficial Ownership (Instr. 4)
			(Month/Day/Year)		(Month/Day/Year)
							Code	V		Amount	(A) or (D)	Price

	Class A Common Stock		2/21/03				M			9,980	(A)	20.5303		12,905		(D)

	Class A Common Stock													40,120.2602		(I)		By TTEE of ESOP

Table II — Derivative Securities Acquired, Disposed of, or Beneficially Owned
(e.g., puts, calls, warrants, options, convertible securities)

1.	Title of Derivative Security (Instr. 3)	2.	Conversion or Exercise Price of Derivative Security	3.	Transaction Date (Month/Day/Year)	3A.	Deemed Execution Date, if any (Month/Day/Year)	4.	Transaction Code (Instr. 8)		5.	Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4, and 5)		6.	Date Exercisable and Expiration Date (Month/Day/Year)

									Code	V		(A)	(D)		Date Exercisable	Expiration Date

	Option (right to buy)		20.5303												1-Jul-1998	1-Jul-2003

	Option (right to buy)		20.5303												1-Jul-1999	1-Jul-2003

	Option (right to buy)		20.5303												1-Jul-2000	1-Jul-2003

	Option (right to buy)		20.5303												1-Jul-2001	1-Jul-2003

	Option (right to buy)		20.5303		2/21/03				M				2,495		1-Jul-1998	1-Jul-2003

	Option (right to buy)		20.5303		2/21/03				M				2,495		1-Jul-1999	1-Jul-2003

	Option (right to buy)		20.5303		2/21/03				M				2,495		1-Jul-2000	1-Jul-2003

	Option (right to buy)		20.5303		2/21/03				M				2,495		1-Jul-2001	1-Jul-2003

	Option (right to buy)		20.08666												1-Jul-2001	15-Apr-2011

	Option (right to buy)		20.08666												1-Jul-2002	15-Apr-2011

	Option (right to buy)		20.08666												1-Jul-2003	15-Apr-2011

	Option (right to buy)		20.08666												1-Jul-2004	15-Apr-2011

	Option (right to buy)		31.10666												1-Aug-2002	31-May-2012

	Option (right to buy)		31.10666												1-Aug-2003	31-May-2012

	Option (right to buy)		31.10666												1-Aug-2004	31-May-2012

	Option (right to buy)		31.10666												1-Aug-2005	31-May-2012

	Option (right to buy)		31.10666												1-Aug-2002	31-May-2012

	Option (right to buy)		31.10666												1-Aug-2003	31-May-2012

	Option (right to buy)		31.10666												1-Aug-2004	31-May-2012

	Option (right to buy)		31.10666												1-Aug-2005	31-May-2012

7.	Title and Amount of Underlying Securities (Instr. 3 and 4)		8.	Price of Derivative Security (Instr. 5)	9.	Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10.	Ownership Form of Derivative Securities: Direct (D) or Indirect (I) (Instr. 4)	11.	Nature of Indirect Beneficial Ownership (Instr. 4)

	Title	Amount or Number of Shares

	Class A Common Stock	1,218		(1)

	Class A Common Stock	1,218		(1)

	Class A Common Stock	1,218		(1)

	Class A Common Stock	1,218		(1)

	Class A Common Stock	0		(2)

	Class A Common Stock	0		(2)

	Class A Common Stock	0		(2)

	Class A Common Stock	0		(2)

	Class A Common Stock	1,815		(3)

	Class A Common Stock	1,815		(3)

	Class A Common Stock	1,815		(3)

Class A Common Stock	1,815	(3)

Class A Common Stock	750	(3)

Class A Common Stock	750	(3)

Class A Common Stock	750	(3)

Class A Common Stock	750	(3)

Class A Common Stock	750	(4)

Class A Common Stock	750	(4)

Class A Common Stock	750	(4)

Class A Common Stock	750	(4)	18,132	(D)

Explanation of Responses:

(1)    Employee stock option granted under Texas Regional Bancshares, Inc. 1997 Incentive Stock Option Plan.

(2)    Employee stock option granted under Texas Regional Bancshares, Inc. 1997 Nonstatutory Stock Option Plan.

(3)    Employee stock option granted under Texas Regional Bancshares, Inc. 2000 Incentive Stock Option Plan.

(4)    Employee stock option granted under Texas Regional Bancshares, Inc. 2002 Nonstatutory Stock Option Plan.

/s/ Danny L. Buttery	February 24, 2003
**Signature of Reporting Person	Date
Reminder:	Report on a separate line for each class of securities beneficially owned directly or indirectly.
*	If the form is filed by more than one reporting person, see Instruction 4(b)(v).
**	Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).
Note:	File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.

http://www.sec.gov/divisions/corpfin/forms/form4.htm
Last update: 09/05/2002